Exhibit 99.2

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2015

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD
	September 30,	December 31,	September 30
	2015	2014	2015
	(unaudited)	(audited)	Note 2(c)
	NIS in thousands		USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	51,430	42,067	13,110
Financial assets at fair value through profit or loss		8,187
Other receivables:
Trade receivables	460	513	117
Other	3,877	1,738	988
Inventory	1,372	1,403	350
	57,139	53,908	14,565

NON-CURRENT ASSETS:
Inventory		541
Property and equipment, net	915	945	233
Intangible assets, net	169	185	43
	1,084	1,671	276

TOTAL ASSETS	58,223	55,579	14,841

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD
	September 30,	December 31,	September 30
	2015	2014	2015
	(unaudited)	(audited)	Note 2(c)
	NIS in thousands		USD in thousands
Liabilities and equity

CURRENT LIABILITIES -
Accounts payable:
Trade payables	1,020	791	260
Other	5,675	3,223	1,446
	6,695	4,014	1,706
NON-CURRENT LIABILITIES:
Warrants at fair value	386	428	98
Retirement benefit obligation, net	381	381	97
	767	809	195
TOTAL LIABILITIES	7,462	4,823	1,901

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	3,204	2,499	817
Share premium	193,113	170,741	49,226
Other capital reserves	4,577	4,498	1,167
Warrants	5,586	2,828	1,424
Accumulated deficit	(155,719)	(129,810)	(39,694)
TOTAL EQUITY	50,761	50,756	12,940
TOTAL LIABILITIES AND EQUITY	58,223	55,579	14,841

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS
(UNAUDITED)

Convenience translation into USD
Nine months ended		Three months ended		Year ended	Nine months ended	Three months ended
September 30		September 30		December 31	September 30
2015	2014	2015	2014	2014	2015	2015
(Unaudited)		(Unaudited)		(Audited)	Note 2(c)
NIS in thousands					USD in thousands

Revenues	1,544	1,902	920	267	2,664	394	235
Cost of revenues	652	943	428	174	1,252	166	109
Gross profit	892	959	492	93	1,412	228	126
Research and development expenses	11,817	10,461	3,962	3,339	14,401	3,012	1,010
Selling and marketing expenses	7,535	6,191	2,755	1,548	8,353	1,921	702
General and administrative expenses	7,418	5,440	2,745	2,061	8,206	1,891	700
Other income, net	10	942		22	941	3
Operating loss	(25,868)	(20,191)	(8,970)	(6,833)	(28,607)	(6,593)	(2,286)
Profit from changes in fair value of warrants issued to investors	42	1,463	808	664	3,605	11	206
Financial income in respect of deposits and exchange differences	214	1,261	732	1,251	2,513	55	187
Financial expenses in respect of bank commissions	(103)	(85)	(35)	(28)	(127)	(26)	(9)
Financial income, net	111	1,176	697	1,223	2,386	29	178
Loss before taxes on income	(25,715)	(17,552)	(7,465)	(4,946)	(22,616)	(6,553)	(1,902)
Taxes on income	(194)	(10)	(101)	(10)	(13)	(49)	(26)
Loss for the period	(25,909)	(17,562)	(7,566)	(4,956)	(22,629)	(6,602)	(1,928)

Other comprehensive income (loss):
Amounts which will not be reclassified to profit or loss -
re-measurement of net liabilities for employee benefits					(105)
Amounts which may be subsequently reclassified to profit or loss -
Currency translation differences	3	7	13	7	14	1	3
Other comprehensive income (loss) for the period, net of tax	3	7	13	7	(91)	1	3
Total comprehensive loss for the period	(25,906)	(17,555)	(7,553)	(4,949)	(22,720)	(6,601)	(1,925)
Basic and diluted loss per share attributed to the owners of the company (see note 1b)	(1)	(1)	(0.2)	(0.2)	(1.2)	(0.2)	(0.06)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2015 (audited)	2,499	170,741	2,434	2,050	14	2,828	(129,810)	50,756
CHANGES DURING THE 9- MONTH PERIOD ENDED SEPTEMBER 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(25,909)	(25,909)
Other comprehensive income for the period					3			3
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					3		(25,909)	(25,906)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	705	22,062				2,758		25,525
Options granted to employees and service providers			386					386
Forfeiture of options		310	(310)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	705	22,372	76			2,758		25,911
BALANCE AS OF SEPTEMBER 30, 2015 (unaudited)	3,204	193,113	2,510	2,050	17	5,586	(155,719)	50,761

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JULY 1, 2015 (unaudited)	2,499	171,051	2,416	2,050	4	2,828	(148,153)	32,695
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(7,566)	(7,566)
Other comprehensive income for the period					13			13
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					13		(7,566)	(7,553)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	705	22,062				2,758		25,525
Options granted to employees and service providers			94					94
TOTAL TRANSACTIONS WITH SHAREHOLDERS	705	22,062	94			2,758		25,619
BALANCE AS OF SEPTEMBER 30, 2015 (unaudited)	3,204	193,113	2,510	2,050	17	5,586	(155,719)	50,761

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JANUARY 1, 2014 (audited)	1,646	138,378	2,081	2,050		1,671	(107,076)	38,750
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2014 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(17,562)	(17,562)
Other comprehensive income for the period					7			7
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					7		(17,562)	(17,555)
TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	853	31,605				1,157		33,615
Options granted to employees and service providers			689					689
Forfeiture of options		287	(287)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	853	31,892	402			1,157		34,304
BALANCE AS OF SEPTEMBER 30, 2014 (unaudited)	2,499	170,270	2,483	2,050	7	2,828	(124,638)	55,499

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves for transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	NIS in thousands
BALANCE AS OF JULY 1, 2014 (unaudited)	1,646	138,642	2,286	2,050		1,671	(119,682)	26,613
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2014 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(4,956)	(4,956)
Other comprehensive income for the period					7			7
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					7		(4,956)	(4,949)
TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	853	31,605				1,157		33,615
Options granted to employees and service providers			220					220
Forfeiture of options		23	(23)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	853	31,628	197			1,157		33,835
BALANCE AS OF SEPTEMBER 30, 2014 (unaudited)	2,499	170,270	2,483	2,050	7	2,828	(124,638)	55,499

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands (Note 2(c))
BALANCE AS OF JANUARY 1, 2015 (audited)	637	43,523	620	523	4	721	(33,092)	12,936
CHANGES DURING THE 9- MONTH PERIOD ENDED SEPTEMBER 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(6,602)	(6,602)
Other comprehensive income for the period					1			1
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					1		(6,602)	(6,601)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	180	5,624				703		6,507
Options granted to employees and service providers			98					98
Forfeiture of options		79	(79)
TOTAL TRANSACTIONS WITH SHAREHOLDERS	180	5,703	19			703		6,605
BALANCE AS OF SEPTEMBER 30, 2015 (unaudited)	817	49,226	639	523	5	1,424	(39,694)	12,940

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands (Note 2(c))
BALANCE AS OF JULY 1, 2015 (unaudited)	637	43,602	615	523	2	721	(37,766)	8,334
CHANGES DURING THE 3- MONTH PERIOD ENDED SEPTEMBER 30, 2015 (unaudited) -
COMPREHENSIVE LOSS:
Loss for the period							(1,928)	(1,928)
Other comprehensive income for the period					3			3
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD					3		(1,928)	(1,925)

TRANSACTIONS WITH SHAREHOLDERS:
Proceeds from issuance of shares and warrants	180	5,624				703		6,507
Options granted to employees and service providers			24					24
TOTAL TRANSACTIONS WITH SHAREHOLDERS	180	5,624	24			703		6,531
BALANCE AS OF SEPTEMBER 30, 2015 (unaudited)	817	49,226	639	523	5	1,424	(39,694)	12,940

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

					Convenience translation into USD
	Nine months ended		Three months ended		Nine months ended	Three months ended
	September 30		September 30		September 30
	2015	2014	2015	2014	2015
	(Unaudited)		(Unaudited)		Note 2(c)
	NIS in thousands				USD in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash used in operations (see Appendix)	(15,977)	(19,298)	(7,610)	(4,450)	(4,073)	(1,939)
Income tax paid	(137)	(10)	(44)	(10)	(35)	(11)
Interest received	125	89	111	23	32	28
Net cash flow used in operating activities	(15,989)	(19,219)	(7,543)	(4,437)	(4,076)	(1,922)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term deposits, net		8,086		8,640
Acquisition of property and equipment	(262)	(223)	(135)	(7)	(67)	(35)
Acquisition of intangible assets	(44)	(141)	(9)		(11)	(2)
Net cash flow generated from (used in) investing activities	(306)	7,722	(144)	8,633	(78)	(37)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, note 5b	25,525	35,970	25,525	35,970	6,507	6,507
Net cash flows generated from financing activities	25,525	35,970	25,525	35,970	6,507	6,507

INCREASE IN CASH AND CASH EQUIVALENTS	9,230	24,473	17,838	40,166	2,353	4,548
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	42,067	23,926	32,901	8,193	10,723	8,386
GAINS FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	133	1,182	691	1,222	34	176
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	51,430	49,581	51,430	49,581	13,110	13,110

MEDIGUS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

Appendix to the condensed statements of cash flows

					Convenience translation into USD
	Nine months ended		Three months ended		Nine months ended	Three months ended
	September 30		September 30		September 30
	2015	2014	2015	2014	2015
	(Unaudited)		(Unaudited)		Note 2(c)
	NIS in thousands				USD in thousands

Net used in operations:
Loss for the period before taxes on income	(25,715)	(17,552)	(7,465)	(4,946)	(6,553)	(1,902)
Adjustment in respect of:
Interest received	(125)	(89)	(111)	(23)	(32)	(28)
Liability for employee benefits, net		22
Depreciation	292	342	96	119	74	24
Amortization of intangible assets	60	291	21	10	15	5
Gains from exchange differences on cash and cash equivalents	(130)	(1,175)	(678)	(1,215)	(33)	(173)
Amounts charged in respect of options granted to employees and service providers	386	689	94	220	98	24
Gains on change in the fair value of financial instruments at fair value through profit or loss	(10)	(67)		(22)	(3)
Revaluation of and exchange differences on short-term deposits		(13)		18
Profit on change in the fair value of warrants issued to investors	(42)	(1,463)	(808)	(664)	(11)	(206)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables :
Trade	53	(36)	(352)	14	13	(90)
Other	(1,598)	(425)	(683)	355	(407)	(174)
Increase (decrease) in accounts payable :
Trade	229	108	(20)	181	58	(5)
Other	2,395	454	2,360	1,763	611	602
Increase (decrease) in inventory	31	(413)	(64)	(260)	8	(16)
Net sales of financial assets at fair value through profit or loss	8,197	29			2,089
Net used in operations	(15,977)	(19,298)	(7,610)	(4,450)	(4,073)	(1,939)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(UNAUDITED)

NOTE 1 - GENERAL:

a.	General

Medigus Ltd. (hereinafter – the “Company”) together with its subsidiary (hereinafter – the “Group”) is a medical device group specializing in research and development of innovative endoscopic procedures and devices. To date, most of the Group’s research and development activities have been focused in the development of the MUSE endoscopy system (hereinafter - “MUSE”) for the treatment of gastroesophageal reflux disease (GERD), which is one of the most common chronic diseases in the western world.  In addition, the Group uses the technological platform it developed for the purpose of additional special endoscopy-based systems and products and endeavors to enter into agreements and/or joint ventures with companies in the medical device industry in order to integrate the systems and products it has developed. To date, the MUSE product has not generated significant revenues and most of the Group’s revenues arise from sales of miniature cameras and related equipment, which it developed and manufactures and which are used in endoscopic procedures.

In addition, the Company has FDA approval to market the MUSE endoscopy system in the USA, and it continues negotiations to market the main product and sell miniature cameras for endoscopic devices and other endoscopy instruments, which can serve as a source of future revenues.

The Company is a limited liability corporation whose shares are listed for trade on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed for trade on the NASDAQ Capital Market. As of the report date, each ADR represents five ordinary shares of the Company. The Company’s depositary agent for the ADR program is The Bank of New York Mellon.

The Company was incorporated in Israel on December 9, 1999 and is resident in Israel.

b.	Reverse split

In November 2015, Medigus effected a 1:10 reverse split of its ordinary shares (see note 5a). All share and per share amounts in these financial statements have been retroactively adjusted to reflect the reverse split as if it had been effected prior to the earliest financial statement period included herein.

c.	Segments

The Group decided to no longer evaluate separately the performance of the Visual segment and the MUSE segment, but rather evaluate the performance of all operations together. The chief operating decision maker allocates resources and evaluates activities on a Company-wide basis and no longer receives information on a disaggregated basis. As such, commencing in July 1, 2015, the Group has only one operating segment.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(UNAUDITED)

NOTE 1 – GENERAL (continued):

d.	Subsidiary

On July 22, 2007, the Company established a wholly owned subsidiary, Medigus USA LLC, in the U.S. (hereinafter - the “Subsidiary”). The Subsidiary did not engage in any business activities until October 2013.

On October 1, 2013, the Company and the Subsidiary entered into an agreement where the subsidiary provides services to the Company in consideration for reimbursement of direct costs plus a reasonable premium. It is noted that the chief executive officer of the Company is employed directly by the Subsidiary.

e.
During the nine-month period ended September 30, 2015, the Group incurred losses of approximately – NIS 25.9 million. As of September 30, 2015 the Group had total accumulated losses of approximately NIS 155.7 million, however had positive working capital of approximately NIS 50.4 million.

Based on the projected cash flows prepared by the Company, which is based on estimated future revenues and expenses and based on its cash balances as of September 30, 2015, the Company is of the opinion that it has the ability to continue its actions including the development, manufacture and marketing of its products for a period of at least 12 months from the date of approval of these financial statements.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The Group’s condensed consolidated financial information as of September 30, 2015, and for the nine-month and three-month interim periods ended on this date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. The interim financial information should be read in conjunction with the 2014 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board.

b.	Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policy and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policy and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2014.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(UNAUDITED)

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS (continued):

c.	Convenience translation

For the convenience of the reader, the reported NIS amounts as of September 30, 2015 have been translated into U.S. dollars using exchange rate as of September 30, 2015 (U.S. $1 = NIS 3.923). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars. The U.S. dollar amounts were rounded to whole numbers for convenience.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and the calculation methods applied in the preparation of the interim financial information are consistent with those used in the preparation of the Group’s 2014 annual financial statements.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

a.
Compensation to related parties for patent preparation services that they provide to the Company in the nine and three months period ended September 30, 2015, was NIS 342 thousands and NIS 118 thousands respectively (in the nine and three month periods ended September 30, 2014, NIS 421 thousands and NIS 152 thousands, respectively, and in the year 2014 – NIS 522 thousands).

b.
The amount of compensation to key management personnel for employment services they provide to the Group (including the value of benefit in granted options) in the nine and three month periods ended September 30, 2015 was NIS 1,552 thousands and NIS 435 thousands, respectively (in the nine and three month periods ended September 30, 2014, NIS 1,935 thousands and NIS 516 thousands, respectively, and in the year 2014 – NIS 2,556 thousands).

NOTE 5 - EQUITY:

a.
On May 6, 2015 a special general meeting of the Company’s shareholders approved 1:10 reverse share split such that every 10 ordinary shares par value NIS 0.01 of the Company shall be converted into one ordinary share par value NIS 0.10, without changing the rights attached to each share.

In November 2015, the Company effected the 1:10 reverse split of its ordinary shares. Concurrently with the reverse share split, the Company effected a change in the ratio of ordinary shares to each of its ADRs, such that after the reverse share split each ADR represents five ordinary shares (instead of fifty ordinary shares).

The reverse share split reduced the Company’s registered share capital to 150 million ordinary shares and the number of outstanding ordinary shares to approximately 32.05 million ordinary shares.

Following the reverse share split, the Company’s share option plans and outstanding options and warrants to purchase its ordinary shares were also adjusted to reflect the reverse share split.

MEDIGUS LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015
(UNAUDITED)

NOTE 5 - EQUITY (continued):

b.	On July 8, 2015, the Company published a shelf offering report in Israel in accordance with a shelf prospectus of the Company dated August 28, 2013.

In accordance with results of the offering to the public the Company issued 70,525 units at the price of NIS 380 per unit. Each unit was comprised of 1,000 ordinary shares and 500 warrants (Series 9).

Each 10 warrants (Series 9) is exercisable into 1 share in consideration for an exercise price of NIS 5.32 until July 8, 2018 (after reverse split, see (a). above).

The immediate proceeds (gross) from the issuance of all securities offered amounted to approximately NIS 26.8 million. In addition, if all of the warrants (Series 9), offered in the shelf offering, are exercised, the Company will receive an additional amount of NIS 18.8 million (gross).

Net proceeds from the issuance, net of issuance expenses, amounted to approximately NIS 25.5 million of which a total of NIS 22.7 million were allocated to shares,  and a total of NIS 2.8 million to warrants (Series 9) in accordance to the fair value ratios of the instruments.

c.	On July 17, 2015, 187,500 options (Series D) were expired, due to the cessation of the employment of one of the Company’s employees.

NOTE 6 - SUBSEQUENT EVENTS:

On November 19, 2015, the board of directors of the Company approved the allocation of a total of 157,500 options to the chief executive officer of the Company, VP Israel operations and the Company’s medical director, pending on the approval of the shareholders meeting.